Exhibit 16.01

Letter from Sprouse and Anderson dated September 16, 2005.

Sprouse & Anderson, L.L.P.
Accountants and Consultants

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously the independent accountants for EnXnet, Inc. (the Company). And on June 9, 2005, we reported on the financial statements of the Company as of and for the years ended March 31, 2005 and 2004. On September 6, 2005, we informed the Company that we were declining to stand for re-election as the independent accountants of the Company. We have read the Company's statements included under Item 4 of its Form 8-K concerning the change in the Company's certifying accountant and we agree with such statements.

Sincerely,

Sprouse & Anderson
Austin, TX
September 16, 2005